Dear Apple Inc. shareholders,

Zevin Asset Management, LLC, a registered investment advisor, and Antonio Avian Maldonado II seek your support1 for Proposal No. 6 on the Apple, Inc. (“Apple” or “the Company”) 2017 proxy ballot.

The resolved clause states:

Shareholders request that the Board of Directors adopt an accelerated recruitment policy requiring Apple Inc. (the “Company”) to increase the diversity of senior management and its board of directors, two bodies that presently fail to adequately represent diversity and inclusion (particularly Hispanic, African American, Native American and other people of color).

Our Rebuttal to the Company’s Opposition Statement and Rationale to vote FOR Proposal No. 6:

The Company’s statement in opposition notes that in recent years Apple has increased disclosure regarding inclusion and diversity initiatives and provided “detailed statistics” regarding progress to date. It reports that Apple has joined a U.S. government initiative to bring technology and services to underserved schools; that it has worked with the National Center for Women & Technology “for more than a decade”; and that it has launched a $40 million partnership with the Thurgood Marshall College Fund.

These are all commendable endeavors. But they fail to address the substance of the resolution regarding the Company’s recruitment policies for its senior management and board of directors.

Here are the facts: only 7 percent of Apple’s leadership is Latino and 3 percent Black.2  Only 5 out of Apple’s top 107 executives are Black, Latino, Native American or Hawaiian/Pacific Islander.3 The Company’s eight-member board includes one Black man and two women.4

While Apple has increased overall diversity initiatives, most of these efforts involve junior staff working in the Company’s retail operations. Changes in the makeup of senior management and board clearly lag those in the broader workforce.

Why is this critically important?

A report by Intel and Dalberg Global Development Advisors finds that improving gender and racial diversity in the U.S. tech industry could create $470 billion to $570 billion in new revenue and higher market values for the tech industry, and boost the U.S. gross domestic product (GDP) by as much as 1.6 percent.5

For Apple, people of color in leadership and decision-making roles in senior management and the board would help ensure that the Company’s products and services (1) meet the needs of a diverse, multi-ethnic, global consumer base; and (2) do not perpetuate existing forms of racial bias and discrimination, which could pose legal, financial and reputational risks for Apple.

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1 This briefing overviews a shareholder resolution filed at Apple Inc. and sets out the case for investors to vote to support the proposal. Apple’s 2017 AGM will be held on February 28, 2017. This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and neither Antonio Avian Maldonado II nor Zevin Asset Management, LLC will accept proxies if sent. The co-sponsors of the proposal urge shareholders to vote for the proposal discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by the co-sponsors.

2 https://www.apple.com/diversity/
3 http://www.recode.net/2016/11/21/13707674/apple-diversity-executive-ranks-2016-eeoc
4 http://www.apple.com/pr/bios/
5 https://newsroom.intel.com/newsroom/wp-content/uploads/sites/11/2016/07/Diversity_report_7.7.16_web-1.pdf

Apple Inc. Proposal #6	Page 2

Indeed, Apple acknowledges on its website, “Diversity is critical to innovation and it is essential to Apple’s future.”6 Further, the Company has stated in multiple Proxy Statements that it is “committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board nominees are chosen.”7 Given the lack of diversity at its highest levels, Apple should provide investors and other stakeholders with further assurance that it is meeting that commitment and managing risks in this area.

We believe that with stronger mechanisms to ensure accountability and more comprehensive data regarding diversity, Apple could enhance its long-term value, keep pace with peer companies, and reduce its legal and reputational risks. Specifically, research shows that the following four areas can accelerate and strengthen diversity outcomes:

•
Linking employee compensation to the achievement of diversity goals, especially for senior Company management. Tech companies such as Microsoft[8] and Intel[9] have already adopted practices tying executive compensation to diversity outcomes. In 2014, over half of Fortune 100 companies tied performance on meeting diversity goals to a portion of executive compensation.  By aligning existing performance incentives with the achievement of diversity goals, Apple could establish a mechanism for accountability while demonstrating its commitment to shareholders and the public.

•
Establishing a Board refreshment policy that incorporates specific language to ensure racial diversity. Governance policies communicate how and whether diversity of perspectives is prioritized. Apple should consider an update to its corporate governance guidelines or board refreshment policy to explicitly reference gender, racial and ethnic diversity. By way of example, Whole Foods has a policy which includes the following:

The Company is committed to a policy of inclusiveness, and as such, in performing its responsibilities to review director candidates and recommend candidates to the Board for election, the Nominating and Governance Committee should:

•	Ensure that candidates with a diversity of ethnicity and gender are included in each pool of candidates from which Board nominees are chosen;

•	Seek diverse candidates by ensuring director searches include nominees from both non-executive corporate positions and non-traditional environments; and

•	Review periodically the composition of the Board to ensure it reflects the knowledge, experience, skills, and diversity required for the Board to fulfill its duties. [10]

•
Establishing a Board-level committee responsible for diversity outcomes. A Board-level committee overseeing goals and activities to improve racial diversity Company-wide would require Company management to collect and share a comprehensive set of metrics and to regularly provide updates on progress. Research on the effectiveness of corporate diversity efforts demonstrates that establishing board responsibility for diversity outcomes leads to the greatest increases in managerial diversity.

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6 https://www.apple.com/diversity/
7 http://investor.apple.com/secfiling.cfm?filingid=1193125-14-8074&cik=320193
8 https://www.bloomberg.com/news/articles/2016-11-17/microsoft-to-tie-executive-bonuses-to-company-diversity-goals
9 http://fortune.com/2015/08/03/intel-employee-bonuses/
10 http://s21.q4cdn.com/118642233/files/doc_downloads/governance_documents/Whole-Foods-Market-Inc.-Corporate-Governance-Principles-Board-of-Directors'-Mission-Statement-Role-Definition-12.8.16.pdf

Apple Inc. Proposal #6	Page 3

•
Regularly disclosing a full set of diversity metrics to shed light on existing challenges and to inform goals and activities. Currently missing from the Company’s public disclosures of diversity data are a range of data points that would support the Company and investors in effectively assessing challenges and implementing solutions. For example, the Company could collect, disclose and assess:

•
Candidate pools and hiring channels; hiring rates; voluntary and involuntary attrition rates; tenure; promotion rates; wages (including salary, stock options, raises, and bonuses); and role (including board and senior management), grouped according to the following categories:

•	Gender and race (both aggregated and disaggregated)
•	Employees with an H-1B Visa
•	Employee status (part-time, full-time, contractor)

Conclusion

Apple is a global leader in the tech industry and has a fiduciary responsibility to shareholders to promote diversity in senior management and its board of directors. Current recruitment policies and practices, and Apple‘s record of racial and ethnic diversity among senior management and the board, are clearly lacking. They present multiple risks: (1) that Apple will fail to recruit top talent; (2) that it will fail to recognize and embrace innovation; and (3) that it will fail to meet the expectations of billions of customers worldwide. We believe shareholders and the Company would be well-served by an accelerated recruitment policy requiring Apple to increase the diversity of senior management and its board of directors.

Shareholders are urged to vote FOR Proposal No. 6 following the instructions provided on the Company’s proxy mailing.

For questions regarding Apple Inc. Proposal No. 6 on accelerated recruitment policies to increase the diversity of senior management and directors, please contact:

Tony Maldonado, 646.543.3080, tony.maldonado@live.com

Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.